FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 13, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Informative on the election and determination of the remuneration of the members of the Board of Directors, Supervisory Board and Audit Committee

Let us hereby inform our shareholders that the following persons were nominated so far with respect to agenda items 7-9:

Election of the members of the Board of Directors:

•                  Dr. István Földesi                                                                                              representative of the „B” preferential share

•                  Dr. Mihály Gálik

•                  Michael Günther

•                  Dr. Klaus Hartmann

•                  Horst Hermann

•                  Thilo Kusch

•                  Christopher Mattheisen

•                  Frank Odzuck

•                  Dr. Ralph Rentschler

Election of the members of the Supervisory Board:

•                  Attila Csizmadia                                                                                                       representative of the „B” preferential share

•               Dr. Ádám Farkas

•               Dr. János Illéssy

•                  Gellért Kadlót                                                                                                                    employees’ representative

•               Dr. Sándor Kerekes

•               Konrad Kreuzer

•                  István Koszorú                                                                                                           employees’ representative

•               Dr. László Pap

•               Dr. György Szapáry

•                  György Varju                                                                                                                      employees’ representative

•                  Péter Vermes                                                                                                                        employees’ representative

Election of the members of the Audit Committee:

•               Dr. Ádám Farkas

•               Dr. János Illéssy

•               Dr. Sándor Kerekes

•               Dr. László Pap

•               Dr. György Szapáry

Let us hereby inform our shareholders that the below proposal was submitted with regard to the fee of the members of the Board of Directors and the Supervisory Board:

•                  Chairman of the Board of Directors:  HUF 546 thousand / month

•                  Members of the Board of Directors:    HUF 364 thousand / month

•                  Chairman of the Supervisory Board:  HUF 448 thousand / month

•                  Members of the Supervisory Board:    HUF 294 thousand / month

The earlier regulation - approved by the Y2005 Annual General Meeting with Resolution No.  13/2005 ( IV.27.) - regarding the fee of the Chairman and the Members of the Audit Committee remains effective.

CV’s of the candidates:

Board of Directors:

Dr. István Földesi (born in 1949) took his degree in economics in 1972 and a Ph.D. in 1974. He spent twenty years as a diplomat in various economy-politics posts in London, Madrid and Washington D.C. At the end of the 80’s he was an advisor to the Prime Minister and participated in the round table negotiations resulting in the political and economic changes. In 1991, he became an advisor to OECD. He has been working as an international business advisor since 1992. From 1994 to 1999, Mr. Földesi was a member of the Board of Directors of Magyar Telekom and until 1996 he acted as Chairman of the Board. In 2003, he was reappointed as a member of the Board of Directors of Magyar Telekom.

Dr. Mihály Gálik  (born in 1946) with a Ph.D, in economics, senior university lecturer. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University), one of the most prestigious institutions in Hungarian academic education. For three years, he was a senior lecturer, while in the last seven years he headed several departments at the university. He is a key figure of the university’s cultural life, author of some 70 scientific publications including four textbooks. He is also a recipient of the Széchenyi Professor Scholarship. He is the Director of the Marketing and Media Institute of the Corvinus University and the Head of the Media, Marketing Communications and Telecommunications Department.

Board member since 2006.

Michael Günther  (born in 1944) studied business administration at universities in Berlin and Hamburg. In 1971, he started his carrier at Philips-Konzern where he was a financial executive. From 1987 to 1993, Mr. Günther was a member of the Board of Directors of Philips Kommunikations Industrie AG in Nuremberg and was responsible for controlling, finance and accounting, as well as information technology. In 1994, he joined DeTeSystems, a Deutsche Telekom subsidiary, as Financial Director. In 1996, Mr. Günther joined Deutsche Telekom as Head of Financial and Controlling Division. From September 1997 to August 2000, Mr. Günther served as Financial and Controlling Director at T-Mobile International AG. In February 2000, Mr. Günther became Chief Financial Officer, then since June 2001, he has served as Chief Executive Officer of the Joint Venture Management for T-Mobile International AG.

Board member since 2002.

Dr. Klaus Hartmann (born in 1961) graduated with a Ph.D. in Economics. He also holds an MBA from the University of Birmingham. Prior to his employment with Deutsche Telekom AG, he worked for Arthur Andersen in Germany and as treasurer and operational controller for a subsidiary of the BICC Group. He joined Deutsche Telekom AG in 1995 as Manager of International Capital Markets and became Corporate Treasurer of Global One, a joint venture of Deutsche Telekom AG, France Telekom and Sprint in 1997. He returned to Deutsche Telekom AG’s Bonn Headquarters as Senior Advisor to the CFO in April 2000. He was elected member of Magyar Telekom’s Board of Directors on October 27, 2000 and appointed as CFO as of November 1, 2000.

Dr. Klaus Hartmann, Chief Financial Officer left Magyar Telekom as of September 15, 2006, having accepted an offer from Deutsche Telekom to become Chief Executive Officer (CEO) of Polska Telefonia Cyfrowa (PTC), a Polish mobile operator and member of the Deutsche Telekom Group.

Horst Hermann (born in 1955) has a diploma in engineering. He joined Deutsche Telekom as an operations manager in the Telecommunications Office in Bonn in 1978 being in charge for various network projects. In 1990 he joined Headquarters of Deutsche Telekom for Corporate Strategy and Regulatory Policy. From 1994 until 1996 he had the responsibilities of an Assistant Managing Director, Business Development and Finance in Deutsche Telekom’s regional Headquarters in Singapore covering the Branch Offices in Hongkong and New Delhi as well. From 1996 until 1998 Horst Hermann was responsible for strategic Planning in Deutsche Telekom’s Headquarters again. . In April 1998 he joined Magyar Telekom to head Strategy, Business Development and M&A. On January 1, 2002 he became Chief Strategy and International Officer and was also put in charge of our Business Portfolio, Mak Tel and our Group policy for Media. In June 2003 Mr. Hermann became responsible for Affiliate Management for Deutsche Telekom’s Central Eastern European telecommunications operations.

Board member since 2003.

Thilo Kusch (born in 1965) studied communication engineering and business administration at Technische Universität Berlin. From 1989 to 1992 Thilo successfully established his own company selling PCs and PC network to residential and small business customers. From 1992 to 1998 he worked in a leading position in Arthur D. Little’s Telecoms, IT, media and entertainment practice as a management consultant and from 1998 to 2001 he was telecoms equity analyst with Dresdner Kleinwort Wasserstein. He joined Deutsche Telekom Group in 2001 as Senior Director in charge of IPO preparations and investor relations for T-Mobile International. Since April 2002 he was a Senior Executive Vice president of Deutsche Telekom, in charge of investor relations. He was appointed Chief Financial Officer of Magyar Telekom in September 2006. Board member since 2006.

Christopher Mattheisen (born in 1961) has studied economics and finance at the Indiana University of Bloomington and at Columbia University, New York. He first came to Hungary in 1990 to start a strategic planning and business consulting company. From 1993, in his capacity of marketing manager of US West International, Mr. Mattheisen helped launch the Hungarian, Polish and Czech mobile service operators. He worked as Marketing and Sales Director of Westel 900 GSM Mobile Távközlési Rt. between 1993 and 1996. From 1997, he ran the sales and marketing activities of MediaOne mobile communications company in London, and continued in Britain as the business, sales and marketing director of BT’s Cellnet. On September 1, 2002 Christopher Mattheisen takes up the job of chief officer of Matáv’s Residential Services Line of Business and on January 1, 2005 the job of chief officer of Matáv’s Wireline Services LoB, from May 6, 2005 Head of T-Com. From December 6, 2006 Christopher Mattheisen is the Chief Executive Officer of Magyar Telekom, from December 21, 2006 he is the Chairman of the company’s Board of Directors.

Frank Odzuck (born in 1959) top manager. He obtained an economist degree in 1983 in Budapest. He has been working in Hungary for over 15 years. He was the managing director of the Hungarian operations of Eduscho and Eduscho-Tchibo for 8 years and later the managing director of Nestlé-Schöller Hungary Ltd. Since 2003, he has been the CEO of

Zwack Unicum Rt, listed on the Budapest Stock Exchange. The company, producing and marketing a genuine “Hungaricum”, is one of the best-known international companies in Hungary (Underberg, Diageo). He is a successful and acknowledged businessman, a respected member of the German business community in Hungary.

Board member since 2006.

Dr. Ralph Rentschler (born in 1960) is Member of the Management Board of T-Com responsible for finance. From April, 2002, he was Member of Supervisory Board of Matáv Ltd.In February 2001 Rentschler became head of Group Controlling. Prior to that he was Commercial Manager of the Brand Optics Division at Carl Zeiss where he managed Accounting, Controlling, Data Processing and Purchasing. Rentschler was head of Group Controlling and the Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His area of responsibility included production and investment controlling, controlling of affiliated companies, M & A as well as strategic planning. He was also responsible for accounting of various factories. After studying economics and gaining a doctorate he worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included in particular investment analysis and cost accounting.

Board member since 2003.

Supervisory Board:

Attila Csizmadia (born in 1950) graduated as a telecommunications engineer. Between 1968 and 1983 he worked at the Budapest Telephone Directorate as a technician, then held various managerial posts. In 1983, he became senior staff member at the General Directorate of the Hungarian Post. From 1986 to 1990 he was senior staff member and Head of Telecommunications Department at the National Planning Office. From 1990 he has worked as Head of Department and chief counsellor in the Ministry of Finance. He also took part in the work of various inter-departmental committees and consulting bodies dealing with IT and communications issues.

Supervisory Board member since 2003.

Dr. Ádám Farkas (born in 1968) graduated at the Budapest University of Economics in 1991 where he obtained his PhD in 1995. He studied and did research work at several foreign universities. He started his career as a full-time lecturer at the university and a financial advisor to EBRD (London). At present, he is a lecturer at the Budapest University of Economic Sciences and Public Administration as well as at ITCB Consulting and Training Ltd. Between 1997 and 2001 he was Managing Director of the National Bank of Hungary and member of its Board of Directors. From 1999 till 2001 he acted as Deputy Chairman of Keler Rt.’s Board of Directors, and was member of the Stock Exchange Council (BSE). From 2001 he was Managing Director of CIB Central European International Bank, then he was CEO between 2002-2005. He is Chief Executive Officer and member of the Board at Allianz Bank Ltd. (Allianz Group), Budapest.

Supervisory Board member since 2005, Chairman of the Audit Committee.

Dr. János Illéssy (born in 1962) electric engineer (BTU) with an MBA and PhD from the University of Pittsburgh. He spent over a decade and half with Pannonplast, a plastics producer present on the Budapest Stock Exchange, in consultant, controller, Chief Financial Officer and Chairman and Chief Executive Officer roles. Between 2001 and 2003 he was managing director of the Hungarian subsidiary bank of BNP Paribas. Since 2004 he is the Chief Financial Officer and member of the Board of Directors of Borsodchem.

Supervisory Board member since October, 2006,

Gellért Kadlót (born in 1949) has has been working with Magyar Telekom since 1970, initially in operations, and later in development. Currently, he coordinates cooperation between local telecommunications operators and Magyar Telekom within the Domestic Carriers and Sales Division. Since 1996 until 2003, he was the Chairman of the Workers’ Council of the Domestic Carriers Division, and now he is the Secretary of the Committee of the Trade Union at the Sales Directorate. Supervisory Board member since 2002.

Prof. Sándor Kerekes (born in 1948) PhD in Chemistry and a Degree in Economics as well as an advanced Management Program in Harvard Business School. He served as Chairman in various Boards of mid sized companies in Hungary for 15 years. Between 1994-1997 as well as between 2004-2006 he served as the Head of Business Administration Faculty of the Corvinus University of Budapest. He is the Director of Institute of Environmental Sciences of Corvinus University and the Academic Director of the MBA program.

Supervisory Board member since October, 2006.

Konrad Kreuzer (born in 1948) lawyer with a degree on Business Administration. After serving in various positions at the Universities of Munich and Konstanz and in the Ministry of Domestic Affairs of the State of Bavaria he joint Bayernwerke utilities as a Head of the Department ´Law and Property´. Since 1997 he is serving e-On in Hungary as the Chairman of the Board of Directors. His current responsibilities are Legal Affairs, Gas Business and International Affairs. He is also a Chairman of the Board of Directors of Západoslovenska energetika, Slovakia.

Supervisory Board member since October, 2006. Member of the Audit Committee.

István Koszorú (born in 1951) has been working for Magyar Telekom and its legal predecessor in positions of transmission technician, general technician, technical designer and plant manager since 1971. He has also been an elected official of the works council since 1993. Presently, he is Chairman of the Network Management Directorate’s Works Council, member of the Central Works Council and member of DT’s European Works Council (in Bonn).

Prof. László Pap  (born in 1943) graduated from the Technical University of Budapest as a Telecommunications major. He earned his Ph.D. in 1980 and Doctor of Sciences (top degree awarded by the Hungarian Academy of Sciences) in 1992. He has been a professor of the Electrical Engineering Department and Head of the Department of Telecommunications at the Budapest Technical University since 1992, until 2004 he was strategic vice rector. He has obtained numerous patents for his inventions. He is Vice President of the Scientific Society of Telecommunications, a member of the editorial board of the periodical World of Nature, a member of the Hungarian Society of Inventors, and an expert of the Hungarian Space Research Governmental Committee.

Member of the Supervisory Board since 1997, Chairman since 2000.  Member of the Audit Committee.

Dr. György Szapáry (born in 1938) has a Ph.D. in economics from the University of Louvain, Belgium. During 1965-66, he worked at the EU Commission in Brussels. From 1966 to 1990, he worked at the International Monetary Fund in Washington, D.C. where he held positions in the Asian, European and African Departments, leading consultations missions and missions to negotiate stabilization programs. During 1990-93, he was the IMF’s Senior Resident Representative in Hungary. From 1993 to September 1999, he was Deputy Governor of the Magyar Nemzeti Bank and from September 1999 to February 2001, he was Advisor to the Governor of the MNB. From February 2001 to February 2007, he was again Deputy Governor of the MNB and member of its Monetary Council. From May 2004 to February 2007, Mr. Szapáry was a member of the Economic and Financial Committee of the European Commission and of the European Central Bank’s International Relations Committee. He was a member of the Board of the Budapest Commodity Exchange during 1997-2001, President of the Board of Directors of the International Training Center for Bankers during 1993-2001, and member of the Hungarian Economic and Social Council from 2004 to February 2007. Mr. Szapáry is the author of a book and of numerous articles on economic and financial issues in professional journals both in Hungary and abroad. Recipient of the Sándor Popovics award for outstanding contribution in the field of banking and monetary policy.

Supervisory Board member since March, 2007. Member of the Audit Committee.

György Varju born in 1946) has been working with Magyar Telekom and its legal predecessor since 1977. Until 1998 he acted as an on-site construction manager. In 1993 he was elected to the Workers’ Council; at present he is Chairman of the Workers’ Council at Technical Services and member of the Central Workers’ Council. Between 1999 and 2002 as well as from 2005, he was member of Supervisory Board as a representative of the employees.

Péter Vermes (born in 1947) became a qualified technician in 1972, graduated as a telecommunications engineer in 1975 and as teacher of technical sciences in 1978. Between 1972 and 1986, he worked for the Budapest Regional Directorate and between 1986 and 1997 for the Long-Distance Telecom Directorate. He currently works for the Operations and Maintenance Directorate. He has been Chairman of Magyar Telekom’s Central Workers’ Council since 1993. He was elected as the employees’s representative on the Supervisory Board in 1995 for the first time.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: April 13, 2007